February 8, 1999


Gathering of Developers I, Ltd.
2700 Fairmount
Dallas, Texas 75201

Gentlemen:

     WHEREAS, Take-Two Interactive Software, Inc. ("T2") and Gathering of Developers I, Ltd. ("Gathering") have previously entered into that certain Software Distribution Agreement dated as of May 27, 1998 (the "Distribution Agreement") and Gathering has entered into that Heads of Agreement among Terminal Reality, Inc., Apogee Software, Inc., Poptop Software, Inc. and Take-Two Interactive Software Europe, Ltd., ("T2 Europe") dated as of April 6, 1998 (the "T2 Europe Agreement", together with the Distribution Agreement, referred to herein as the "T2 Agreements"); and

     WHEREAS, each of the parties to the T2 Agreements desires to provide for this agreement (this "Amendment") to serve as a short form amendment to each of the Distribution Agreement and the T2 Europe Agreement;

     NOW, THEREFORE, in consideration of and in reliance upon the covenants, conditions, representations and warranties contained herein and in each of the T2 Agreements and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. (a) T2 agrees to make or has made, in part, a recoupable, non-refundable advance to Gathering of an aggregate of $12.5 million (the "Advance") which has been paid or shall be payable as follows: (i) $1,467,000 paid prior to the date hereof (receipt of which is hereby acknowledged by Gathering) (Schedule A sets forth a list of games to be published by Gathering); (ii) $1,867,000 payable in immediately available funds upon execution of this Amendment; (iii) 5 equal monthly installments of $584,000, each to be paid on the first day of each calendar month immediately following execution of this Agreement commencing on March 1, 1999; and (iv) 5 equal monthly installments of $1,250,000, each to be paid on the first day of each calendar month immediately following execution of this Agreement commencing on August 1, 1999. The Advance shall be recoupable at a rate of 100% from and only from any monies (other than Advances or Second Advances due hereunder or payments made pursuant to Section 15) due and owing to Gathering by T2 or an affiliate thereof under the Distribution Agreement, the T2 Europe Agreement, and the Console Agreements (as hereinafter defined), until the Advance has been recouped in full by T2 and/or T2 Europe and/or an affiliate thereof ("Recoupment").

     (b) The amount of the Advance actually paid to Gathering by T2 or an affiliate thereof shall be secured by a first priority security interest (the "Security Interest") in all of Gathering's assets (provided, however, that (except as set forth below), no security interest is being granted in those certain Amended and Restated Agreements Regarding Rights to Computer Games between Gathering and the parties thereto (the "Development Agreements")), including without limitation, Gathering's right, title and interest in all Publishing Agreements ("Publishing Agreements") between Gathering and its limited partners (the "Developers") in effect, as of the date hereof or which are executed after the date hereof, which relate to interactive software and video games published or scheduled to be published (the "Release Schedule"; attached hereto as Exhibit B) (as such Release Schedule shall be amended from time to time when software and video games are approved by Gathering for development) by Gathering on or before May 31, 2003 (the "Subject Software"), including the Subject Software listed on Schedule B; provided, however, that to the extent that a Publishing Agreement has not been entered into for a Subject Software, the Advance shall be secured by a Security Interest in the Development Agreements, only with respect to the Subject Software listed opposite such Developer's name on Schedule C; provided, further, that with respect to such Subject Software listed on Schedule C, upon execution by Gathering and the Developer thereof of a Publishing Agreement therefor, the Security Interest held by T2 or an affiliate thereof shall immediately and automatically be released and terminate (but the Security Interest in the Publishing Agreement shall survive). No Advances shall be required to be paid hereunder by T2 after April 1, 1999, unless and until Gathering has obtained executed Publishing Agreements from each of the Developers listed on Schedule C on or before April 1, 1999 and when such Publishing Agreements are executed all unpaid and previously due Advances shall immediately be paid by T2 and future Advances shall be paid by T2 in accordance with the terms of this Amendment.

     (c) Gathering hereby agrees to promptly furnish T2 with an amended Release Schedule on the first day of each calendar quarter.

     (d) Notwithstanding anything to the contrary in this Amendment or the T2 Agreements or the Console Agreements, upon Recoupment in full by T2 and/or its affiliates of the Advance, with respect to any assets, property or other rights of Gathering or any security interest granted herein or therein to T2 and/or any affiliate thereof, shall terminate.

     2. The definition of Game Titles in the Distribution Agreement is amended to include "All other Subject Software for the PC platform (not including add-ons, level packs or any mission pack)."

     3. For each of the PC games scheduled to be published by or on behalf of Gathering on or before May 31, 2003, after the twentieth (20th) PC game is published by or on behalf of Gathering, provided Recoupment has occurred, Gathering shall have the option but not the obligation (to be exercised in writing within 15 days of the execution of the subject Publishing Agreement) to cause T2 or an affiliate thereof to pay to Gathering a non-refundable fully recoupable advance (each such Advance being a "Second Advance") of immediately available funds payable as follows: (i) $250,000 immediately upon execution by Gathering and the Developer of such game of the Publishing Agreement related thereto; (ii) $250,000 within three months of such execution; and (iii) $250,000 within 9 months after the execution of the subject Agreement. The Second Advance will be recoupable at the rate of 100% from and only from any royalties (other than Advances or payments made pursuant to Section 15 due hereunder) due and owing to the Gathering by T2 or any affiliate thereof under the Distribution Agreement, the T2 Europe Agreement and the Console Agreements. In no event shall the amount of the Second Advance exceed the actual amount of the advance paid by Gathering for such game.

     4. The T2 Europe Agreement is amended to provide that the term of the agreement shall extend until May 31, 2003 and that the T2 Europe Agreement shall apply to all Subject Software for the PC platform (not including add-ons, level packs or any mission pack).

     5. T2 is granted the right of first and last refusal for exclusive, worldwide publishing rights for any console version of any Subject Software (i.e., Nintendo, PlayStation, Dreamcast) for which Gathering has the publishing rights. T2's right of first and last refusal shall exist only until Recoupment and thereafter shall only be (i) a right of first refusal for all Subject Software originally published on a console platform by or on behalf of Gathering (as compared to ports of games originally published on the PC platform); and
(ii) a right of first and last refusal for publishing rights with respect to any console port of any Subject Software published by or on behalf of Gathering originally published on the PC or other non-console platform. Notwithstanding anything to the contrary in this Section, (i) any refusal right granted hereunder must be exercised in writing within fifteen days of written notice by Gathering of a bona fide third party offer or shall automatically be deemed to have been waived by T2 with respect to each game; (ii) with respect to each game title, in the event that T2 does not exercise its publishing right, any subsequent offer to publish such game that is accepted by Gathering must, with respect to the royalty rate, advances, marketing budget and advertising budget for such game, be on terms which are, in the aggregate, no less favorable to Gathering than those offered in writing to Gathering by T2; and (iii) any refusal right granted pursuant to this Section shall only be with respect to console games published by Gathering and which are scheduled for release prior to May 31, 2003 (pursuant to the most current release schedule or release schedule which is subsequently developed). Notwithstanding anything to the contrary in this Amendment, or either of the T2 Agreements or the Console Agreements, except as set forth in Section 6.5 of the Amended and Restated Agreement of Limited Partnership, neither T2 nor any affiliate thereof shall have a right to publish and/or distribute any part of any game that Gathering does not publish or distribute.

     6. Subject to the terms of this Amendment, Publishing rights for Duke Nuke 'Em (Dreamcast version only), Max Payne, Railroad Tycoon II, Kiss Psycho Circus, Jazz JackRabbit (color gameboy port only) and Mud Monsters console are governed by separate agreements (collectively, the "Console Agreements").

     7. For purposes of the T2 Europe Agreement, with respect to calculating "Gross Margin Revenue" for each Game unit, any deduction from the market retail price (exclusive of deductions for reasonable VAT and DDC (as defined in the T2 Europe Agreement)) of each Game unit shall in no event exceed $7.00 per unit of such Game.

     8. Gathering shall have the right and option, but not the obligation, to publish in North and South America, on an exclusive basis each and any of the PC games developed by or on behalf of T2 or its affiliates (other than Mission Studios and Talonsoft) and which are scheduled to be published on or before May 31, 2003, pursuant to the most current release schedule or release schedule which is subsequently developed. With respect to each such PC title published by Gathering pursuant to this Section, the parties shall enter into a standard form publishing agreement which will provide, inter alia that (i) Gathering shall receive a 40% of net monies (calculated after credit for all returns, credits and payment of T2's distribution fee payable in accordance with Distribution Agreement) generated as a result of the sale of each unit of such title; (ii) Gathering shall be responsible for paying all reasonable advertising costs and manufacturing costs in the territory and related thereto, which Gathering in its good faith and sole discretion deems necessary to publish such game; and (iii) T2 shall pay for all distribution and development costs and expenses and any developer advances or royalties due with respect to such title and assume all liabilities related thereto. Gathering's option right must be exercised in writing within fifteen days of written request by T2 or shall automatically be deemed to have been waived by Gathering.

     9. The advances due prior to the date hereof under the Distribution Agreement and the T2 Europe Agreement are included in the Advance set forth in
Section 1. The advance payments made or to be made under the Console Agreements (other than the advance payments due to be made under the Console Agreements relating to Duke Nuke 'Em and Mud Monsters) are included in the Advance set forth in Section 1.

     10. In the event that T2 fails to make a payment of all or any portion of any payment of the Advance or any Second Advance when such payment is due under any of the T2 Agreements, the Console Agreements or this Amendment and if such default remains uncured for a period of 45 days (each such default, a "Payment Default") then Gathering shall notify T2 of such failure and shall identify the game title or titles to which such payment relates.

     As a result:

     (a) with respect to each game title that is so identified and for which Gathering has paid to the developer of such game at least 50% of the development advances due to such developer pursuant to the Publishing Agreement/Development Agreement between such developer and Gathering, then T2 (or the breaching affiliate thereof) shall have until 120 days prior to the date that such game is scheduled, as of the date of the breach, to be commercially released to cure such breach. In the event that such default is not cured as set forth above, (i) such game shall no longer be deemed subject to the terms of this Amendment or any of the T2 Agreements or the Console Agreements or any ancillary documents related thereto (including, without limitation, any Security Interest related thereto provided that the Security Interest shall attach to the proceeds realized by Gathering from the sale or transfer of such rights to a third party); and (ii) if the game is published or distributed by a third party and the advances paid by Gathering relating to such game are not recovered by Gathering from such third party, then an amount of the unrecouped portion of the Advance or Second Advance equal to such unrecouped portion of the advance paid to such developer by Gathering shall be deemed to have been recouped in full by T2 or its affiliates. Notwithstanding anything to the contrary contained in this Amendment, or either of the T2 Agreements or the Console Agreements, (a) if the game is so published or distributed by a third party and Gathering does receive payments from such third party, then T2 (or its affiliates) shall be entitled to recoup an amount of the unrecouped portion of the Advance or the Second Advance equal to the development advances paid by Gathering to the developer of such game and which are so recovered by Gathering from such third party or, (b) if Gathering publishes the game, T2 shall be entitled to recoup as recoupment of the unrecouped portion of the Advance and the Second Advance the entire advance paid by the Gathering for such game.

     (b) With respect to each game title that is so identified and for which Gathering has paid to the developer of such game less than 50% of the development advances due to such developer pursuant to the Publishing Agreement/Development Agreement between such developer and Gathering, then T2 (or the breaching affiliate thereof) shall have 45 days from the date that such payment was due to cure such breach, in full, and if not cured (i) such game shall no longer be deemed subject to the terms of this Amendment, any of the T2 Agreements or the Console Agreements or any ancillary documents related thereto (including, without limitation, any Security Interest related thereto); and (ii) if the game is published or distributed by a third party or the advances relating to such games are not recovered by Gathering, then the portion of the Advance allocated by Gathering to such game and paid to such developer by Gathering shall be deemed to have been recouped in full by T2 or its affiliates. Notwithstanding anything to the contrary in this Amendment, or either of the T2 Agreements or the Console Agreements, (a) if the game is so published or distributed by a third party and Gathering does receive payments from such third party, then T2 (or its affiliates) shall be entitled to recoup the unrecouped portion of the Advance or the Second Advance equal to the development advances paid by Gathering to the developers for such game and which are so recovered by Gathering from such third party or, (b) if the Gathering publishes the game, T2 shall be entitled to recoup the entire advance paid by the Gathering as a recoupment of the unrecouped portion of the Advance or the Second Advance.

     (c) If Gathering shall receive a notice of default or termination from a developer it shall forward such notice immediately to T2. In addition, with respect to a Publishing Agreement for Subject Software entered into after the date hereof, Gathering shall include a provision in the Publishing Agreement with each Developer providing that such Developer shall provide any such default or termination notice to T2 directly at 575 Broadway, New York, NY 10012,
Attention: Ryan Brant, as set forth on Schedule D attached hereto.

     (d) Notwithstanding any provisions of Section 10 (a) or (b) to the contrary, in the event of a default by T2, T2 Europe or an affiliate thereof in paying any portion of the Advance due hereunder or under any of the T2 Agreements or the Console Agreements and T2 and/or Gathering receive a termination or default notice from a developer, T2 shall have the right to pay a portion of the Advance which may be due, as long as payment is made prior to the date on which T2's right in such game would otherwise terminate under paragraphs 10(a) or 10(b) above, and direct Gathering to pay to the developer the necessary payments to cure such default or notice of termination. If such partial payments are made and they are sufficient to cure the payment default by Gathering to the Developer, then such game shall still be subject to all of T2's rights hereunder, including, without limitation, the right to publish and/or distribute such game, the right to recoup the portion of the Advance allocable to such game and the right to retain a security interest in the Publishing Agreement relating to such game.

     11. T2 agrees that the reporting standards attached hereto as Exhibit A shall be incorporated as promptly as possible, but in no event later than February 15, 1999, and such reports shall be made available to Gathering as Gathering may, from time to time request.

     12. Gathering shall have the right to advertise, market, distribute, sell or otherwise use ("Use") its products through OEM/Bundling sales, internet direct sales, catalogs and hobby stores and such Use shall, by definition, be deemed not to be in violation of any rights granted by or on behalf of Gathering or its affiliates pursuant to either of the T2 Agreements, this Amendment or the Console Agreements. With respect to the T2 Europe Agreement or the Console Agreements, T2 neither has nor shall have any OEM bundling rights, provided, however, that, until Recoupment, Gathering agrees it shall not publish or authorize others to publish or distribute any games subject to the terms hereof in an OEM "bundle", prior to the 90th day after the release of such game by T2, without the prior consent of T2 or an affiliate thereof, such consent not to be unreasonably withheld. In the event that Gathering does not receive from T2 or an affiliate thereof written rejection of a specific request by Gathering to license an OEM/Bundle, such consent automatically shall be deemed to have been given by T2.

     13. In the event of any bankruptcy, insolvency, liquidation or reorganization of Gathering (a "Transition Event"),

          (a) With respect to each game title to be distributed and/or published pursuant to this Amendment or any of the T2 Agreements or Console Agreements and for which Gathering has paid to the developer of such game at least 50% of the development advances due to such developer pursuant to the Publishing Agreement/Development Agreement between such developer and Gathering; T2 or an affiliate thereof and the developer thereof shall be obligated to publish such title (and be subject to the benefits and obligations (as more fully set forth below) of such agreement) in accordance with the terms and conditions as set forth in the Publishing Agreement/Development Agreement (each such agreement, an "Assumed Agreement") pertaining to such game between Gathering and such developer in effect immediately prior to such Transition Event; provided, however, with respect to games which have already been shipped commercially, T2 shall only be obligated to fulfill and shall only assume Gathering's obligations under the Assumed Agreement to be performed after the date on which T2 assumes the Assumed Agreement (i.e., T2 or its affiliates shall not assume and shall not be liable for the payment of royalties or other amounts with respect to any sales of games made prior to the date of T2 or its affiliates assumption, except to the extent that T2 or its affiliate actually receive proceeds from such sales) except for an aggregate of $750,000 which T2 will make available to Developers on a pro rata basis (based on advances due to such Developers) for past due advances not paid by Gathering on games subject to Assumed Agreements; provided, further that if the game to which the Assumed Agreement relates has not yet been shipped commercially, then T2 shall have the option to assume the Assumed Agreement (to be exercised within the later of 15 days of the Transition Event or decision by the Court having jurisdiction over the Gathering to permit T2's exercise of such right), and in the event of such assumption T2 shall be obligated to assume all of Gathering's obligations past, present, and future pursuant to the Assumed Agreement; provided, further, that T2 shall not incur any liabilities to the developer for payments received by Gathering and not remitted by Gathering to the developer or the remittance of royalties to the developer for territories in which a third party (other than a T2 affiliate) has entered into a publishing or distribution agreement for such game with Gathering;

          (b) with respect to each game title to be distributed and/or published pursuant to this Amendment or any of the T2 Agreements or the Console Agreements and for which Gathering has paid to the developer of such game less than 50% of the development advances due to such developer pursuant to the publishing agreement between such developer and Gathering, such developer shall be free to distribute/publish such game through any means it deems necessary and such game shall no longer be subject to the terms of this Amendment or any of the of the T2 Agreements or the Console Agreements or any ancillary documents (including any security interest therein) related thereto; provided, however, that until Recoupment such developer pays to T2 or an affiliate thereof an amount equal to the unrecouped, non-refundable advance against royalties that has been paid by Gathering to the developer of such game pursuant to the Publishing Agreement pertaining to such game and only to the extent necessary to achieve Recoupment or recoupment of a Second Advance for such game and upon such payment, any security interest held by T2 or an affiliate thereof relating to any agreement between the developer of such game and Gathering pertaining to such game shall automatically and immediately be released; and

          (c) In the event of a Transition Event, T2 and its affiliates right to Recoupment or its right to recoup a Second Advance shall be limited with respect to each game subject to an Assumed Agreement to the unrecouped advance made by Gathering to the Developer under the Assumed Agreement and such game shall not be cross-collateralized with any other game.

     14. Except as set forth herein, each of the T2 Agreements and the Console Agreements shall remain in full force and effect. In the event that there is a conflict between this Amendment and any of the T2 Agreements or the Console Agreements, this Amendment shall control. This Amendment together with the T2 Agreements and the Console Agreements constitute the entire agreement of the parties hereto with respect to the subject matter thereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter thereof and can only be amended by a written instrument executed by each of the parties hereto.

     15. If Gathering is, pursuant to its Publishing Agreements responsible for paying manufacturing costs or costs of goods sold, T2 shall upon request of Gathering advance not to exceed $5.00 per unit or $1 million in the aggregate per product, unless mutually agreed to. Any agreement by T2 to advance such costs shall be evidenced by a separate written agreement. All such manufactured goods and cost of goods sold shall be 100% recoupable with a priority over recoupment of the Advance.

     16. Any lawsuit, arbitration or other dispute relating to or arising out of either of the T2 Agreements, the Console Agreements or this Amendment shall be resolved in accordance with the laws of the State of Texas, with a forum and venue of Dallas County, Texas.

     17. Notwithstanding anything to the contrary in this Amendment, the T2 Agreements or Console Agreements, in the event that any payment or notice to be made to, by or on behalf of Gathering to or by either of T2, T2 Europe or an affiliate of either, the giving of such notice or payment of such obligation by, to or on behalf of Gathering to or by T2 or any affiliate thereof shall be deemed proper notice or full payment of such obligation to Gathering on the one hand, or T2 or any other T2 affiliate, on the other hand.

     18. Notwithstanding anything to the contrary in any of the T2 Agreements or the Console Agreements, with respect to any game to be published and/or distributed pursuant thereto, in the event that Gathering notifies T2 or an affiliate thereof that the anticipated release date for such game shall be later than expected at least 60 days prior to the release date anticipated for such game, Gathering shall not be deemed to be in default of any of the terms, conditions or other obligations as set forth in the agreements pertaining to such game. The Delivery Date for any game subject to the T2 Europe Agreement shall be deemed to be 60 days after such game is delivered under the Distribution Agreement unless otherwise agreed to by the parties.

     19. Notwithstanding anything to the contrary in any agreements between Gathering, on the one hand, and T2 or an affiliate thereof, on the other hand, upon the payment of the exercise price of the B Option to T2 or an affiliate thereof pursuant to the terms of that certain Option Agreement dated February 8, 1999, by and between T2 and Gathering, any rights of T2 or any affiliate thereof to recoup any of the Recoupment or any Second Advance, the Advance or other advances due under this Amendment or any of the T2 Agreements or Console Agreements shall immediately and automatically be terminated and such payments shall be deemed to have been made in full.

     20. T2 Europe agrees to make available to Gathering office space and office facilities as shall be reasonably requested by Gathering. T2 agrees in the event it forms a subsidiary or advisory board for the purpose of overseeing development of PC games it shall appoint a representative of Gathering as a member of the board of directors of such subsidiary or to the advisory board.

     21. IN NO EVENT SHALL ANY PARTY HERETO OR ANY OF THEIR RESPECTIVE AFFILIATES BE LIABLE TO ANY OTHER PARTY HERETO FOR ANY CONSEQUENTIAL DAMAGES, LOSS OF PROFITS, LOSS OF BUSINESS OPPORTUNITY, INCIDENTAL DAMAGES OR ANY SIMILAR DAMAGES AS A RESULT OF ANY DEFAULT HEREUNDER. NO REMEDIES SET FORTH HEREIN SHALL BE DEEMED TO BE EXCLUSIVE AND THE NON-BREACHING PARTY SHALL BE FREE TO PURSUE ANY AND ALL REMEDIES UNDER APPLICABLE LAW AND SUBJECT TO THIS SECTION 21. IN NO EVENT SHALL ANY PARTY'S LIABILITY FOR DAMAGES HEREUNDER EXCEED THE TOTAL AMOUNT OF THE ADVANCES AND THE SECOND ADVANCES.

     IN WITNESS WHEREOF, this Amendment has been executed and delivered by the parties hereto as of the date first written above.

                                      TAKE TWO INTERACTIVE SOFTWARE, INC.


                                      By:    /s/ Ryan Brant
                                             ----------------------------------
                                             Name:  Ryan Brant,
                                             Title: Chief Executive Officer

                                      TAKE TWO INTERACTIVE SOFTWARE
                                      EUROPE, LTD


                                      By:    /s/ Ryan Brant
                                             ----------------------------------
                                             Name:  Ryan Brant
                                             Title: Chief Executive Officer


                                      GATHERING OF DEVELOPERS I, LTD.

                                      By:      Gathering of Developers, Inc.
                                               (a Texas corporation)
                                               its General Partner

                                               By:     /s/ Michael S. Wilson
                                                   ----------------------------
                                                   Michael S. Wilson,
                                                   Chief Executive Officer


                                      POPTOP SOFTWARE, INC.


                                      By:    /s/ Phil Steinmeyer
                                             ----------------------------------
                                             Name:  Phil Steinmeyer,
                                             Title: President

                                       TERMINAL REALITY, INC.


                                       By:    /s/ Brett Combs
                                             ----------------------------------
                                             Name:  Brett Combs,
                                             Title: Vice President


                                       APOGEE SOFTWARE, INC./
                                       3D REALMS

                                       By:    /s/ Scott Miller
                                             ----------------------------------
                                             Name:  Scott Miller,
                                             Title: President